UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-29005

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/01/25 (MM/DD/YY) AND ENDING 01/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bates Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8437 Northern Avenue
(No. and Street)

Rockford	IL	61107
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George D. Bates	815-904-4751	gdbates@batessecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct	Lafayette	IN	47909
(Address)	(City)	(State)	(Zip Code)

2/14/2018	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George D. Bates, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bates Securities, Inc., as of January 31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
FELICIA GULOTTA-JOHNSON
Notary Public, State of Illinois
Commission No. 948180
My Commission Expires
March 18, 2030

Signature: [signature]

Title:
CCO

[signature]

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bates Securities, Inc.

Table of Contents



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Bates Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Bates Securities, Inc., as of January 31, 2026, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Bates Securities, Inc. as of January 31, 2026 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bates Securities, Inc.'s management. My responsibility is to express an opinion on Bates Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Bates Securities, Inc, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Bates Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bates Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2024.

Lafayette, Indiana
April 29, 2026

Bates Securities, Inc.
Statement of Financial Condition
As of January 31, 2026

Assets

Cash and cash equivalents	$	24,924
Commissions receivable, net		22,773
Marketable securities, at fair value		67,342
Prepaid expenses		10,322
Total assets	**$**	**125,361**

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	3,974
Related party payable		11,048
Total liabilities		**15,022**
Stockholder's Equity:		
Common stock, no par value, $10 per share, 360 shares issued and outstanding		3,600
Additional paid-in capital		218,100
Retained earnings		(111,361)
Total stockholder's equity		**110,339**
Total liabilities and stockholder's equity	**$**	**125,361**

Bates Securities, Inc.

Statement of Operations

For the Year Ended January 31, 2026

Revenue:

Commissions revenue	$	329,551
Unrealized gain on marketable securities		14,039
Dividend income		95
Total revenue		**343,685**

Expenses:

Fees and reimbursements of expenses to affiliates		66,192
Professional fees		45,445
Rent		17,700
Regulatory fees		13,689
Insurance		11,499
Other expenses		34,754
Total expenses		**189,279**
Net income	$	**154,406**

Bates Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended January 31, 2026

	Common Stock 360 shares	Additional Paid In Capital	Retained Earnings	Total
Balance, January 31, 2024	$ 3,600	$ 218,100	$ (119,070)	$ 102,630
Net income	-	-	154,406	154,406
Stockholder distributions			(146,697)	(146,697)
Balance, January 31, 2025	**$ 3,600**	**$ 218,100**	**$ (111,361)**	**$ 110,339**

Bates Securities, Inc.

Statement of Cash Flows

For the Year Ended January 31, 2026

Cash Flows from Operating Activities:

Net income	$	154,406
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain on marketable securities		(14,039)
Dividend income		(95)
Decrease (increase) in operating assets:		
Commissions receivable		(671)
Prepaid expenses		272
Increase (decrease) operating liabilities:		
Accounts payable		(538)
Related party payable		3,500
Net cash provided by operating activities		142,835

Cash Flows from Financing Activities:

Stockholder distributions		(146,697)
Net Cash Used in Financing Activities	$	(146,697)

Net increase (decrease) in cash		(3,862)
Cash and cash equivalents, beginning		28,786
Cash and cash equivalents, ending	$	24,924

Supplemental disclosure of cash flow information:

Income taxes paid	$	-
Interest paid	$	-

The accompanying notes to the financial statements are an integral part of these financial statements.

Bates Securities, Inc.

Notes to the Financial Statements

For the Year January 31, 2026

_____

Note 1: Organization

Nature of Operations— Bates Securities, Inc. ("the Firm") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Firm is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company limits its activities exclusively to retailing corporate securities, mutual funds and variable life insurance or annuities.

On October 1, 2018, the Firm was acquired by QCR Holdings, Inc. and is a wholly owned subsidiary of the Company. Prior to this date, the Firm was owned by George E. Bates and the Carol E. Bates Charitable Remainder Unit Trust.

On August 11, 2020, QCRH sold Bates Securities, Inc. back to George E. Bates.

Note 2: Summary of Significant Accounting Policies

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Cash and Cash Equivalents— Cash and cash equivalents include cash and investments in money market mutual funds. For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at January 31, 2026.

The Firm places its cash in accounts with two local financial institutions. At times, balances in these accounts may exceed FDIC insured limits.

Commissions Receivable— Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted. At January 31, 2026, commissions receivable were $22,773.

Investment in Marketable Securities—The Firm has an investment in a marketable equity security that is listed and traded on a national exchange. The Firm's investment in marketable equity securities has been classified as available-for-sale and is stated at fair value. Unrealized holding gains and losses are reported in the Statement of Operations on the line titled unrealized gain on marketable securities. Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in the value of specific securities determined by management to be other-than-temporary, are included in income. No other-than temporary impairment was recognized in the year ended January 31, 2026.

Basis of Accounting – These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

_____

Note 2: Organization and Summary of Significant Accounting Policies (continued)

<u>Revenue Recognition</u>—Revenue from contracts with customers include commissions from the sale of variable annuity and mutual fund products. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified.

The Firm recognizes commissions revenue on variable annuities and mutual fund products once received with an estimate booked representing outstanding commissions due. Commissions are recorded on a trade-date basis.

<u>Use of Estimates</u>— Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

<u>Recent Accounting Pronouncements</u> – Accounting standards that have been issued by the Financial Accounting Standards Board are not expected to have a material impact on the Firm's financial position, results of operations or cash flows.

Note 3: Related Party Transactions

The Firm has an operating agreement with an affiliated company. The agreement provides for the affiliated company to pay the Firm's operating expenses, including occupancy, payroll and administrative expenses. These expenses totaled $210,010 for the year ended January 31, 2026 and are included in the Statement of Operations. At January 31, 2026, the Firm owed the related party $11,048.

Note 4: Exemption Under Rule 15c3-3

The Firm is exempt from the provisions of Rule 15C3-3 under the Securities Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Firm does not carry customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker dealer. The Firm does not hold funds or securities for or owe money or securities to customers.

Note 5: Net Capital Requirements

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At January 31, 2026, net capital as defined by the rules, equaled $67,486, which was $62,486 in excess of its required net capital of $5,000 and its aggregate indebtedness was $15,022. The Firm's ratio of aggregated indebtedness to net capital was 0.22 to 1.

_____

Note 6: Reserve Requirements and Possession or Control Requirements Under Rule 15c3-3

The Firm does not hold funds or securities for or owe money or securities to customers, and therefore.is exempt from the customer reserve and possession or control requirements pursuant to paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Note 7: Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value if defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Firm. Unobservable inputs are inputs that reflect the Firm's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.
The fair value hierarchy input levels are as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

- Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At January 31, 2026, the Firm did not have any Level 2 or 3 inputs. There were also no transfers between level 2 and level 3 investments during the year ended January 31, 2026.

As of January 31, 2026, the Firm held certain financial assets that are required to be measured at fair value on a recurring basis. These marketable equity securities are valued at a Level 1 fair value of $67,342. These marketable equity securities have an original cost of $33,032, resulting in an accumulated unrealized gain of $34,310.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Note 8: Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended January 31, 2026. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

_____

Note 9: Income Tax Expense and Accounting for Uncertainty in Income Taxes

The firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporate income taxes, the shareholder of an S Corporation is taxed on its proportionate share of the Firm's taxable income. Therefore, no Provision or liability for income taxes has been included in these financial statements. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Firm regularly assess uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Firm to exercise judgement regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Firm includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. As of January 31, 2026, the Firm did not have any uncertain tax positions.

Note 10: Segment Reporting

The Firm is engaged in a single line of business as a securities broker-dealer which is comprised of retail services described in Note 1. The Firm has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Firm. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Firm's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Firm as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed in Note 1.

Note 11: Commitments and Contingencies

Litigation
The Firm from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Firm, the ultimate disposition of which would have a material impact on the Firm's financial position, results of operations or cash flows.

Risk Management
The Firm maintains various forms of insurance that the Firm's management believes are adequate to reduce the exposure of these risks to an acceptable level.

Note 12: Subsequent Events

The Company has evaluated subsequent events through April 25, 2026, the date of the Report of independent Registered Public Accounting Firm, which was the date the financial statements was available to be issued. Based on this evaluation, there were no such matters requiring recognition or disclosure in the financial statements for the year ended January 31, 2026.

Bates Securities, Inc.

Computation of Net Capital Requirements

As of January 31, 2026

Computation of net capital:

Total ownership equity from Statement of Financial Condition	$	110,339
Non-allowable assets		
Commissions receivable		22,773
Prepaid expenses		10,322
Total nonallowable assets		33,095
Net capital before haircuts on securities positions		77,244
Less: haircuts on securities		(9,758)
Net capital	$	**67,486**
Aggregate indebtedness		
Accounts payable and accrued expenses	$	15,022
Total aggregate indebtedness	$	15,022
Minimum net capital requirement (greater of $5,000 or		
6 2/3 % of aggregate indebtedness)	$	5,000
Net Capital in excess or minimum requirement	$	**62,486**
Ratio of aggregate indebtedness to net capital		**.22 to 1**

Net capital reconciliation pursuant to Rule 17A-5(D)(4):

There were no material differences between the computation of net capital presented above and the computation of net capital reported in the Firm's unaudited Form X-17A-5, Part IIA filing as of January 31, 2026.

THOMAS FAUST, CPA

Certified Public Accountant

174 Coldbrook Ct.

Lafayette, IN 47909

(765) 267-1156 thomasfaustcpa2@gmail.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
Bates Securities, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Bates Securities, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k)(2)(i), and (2) Bates Securities, Inc., stated that Bates Securities, Inc. has met the identified exemption provision above for the entire period February 1, 2025 through January 31, 2026 without exception. and to the best of their knowledge and belief the above statement is true and correct. Bates Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
April 29, 2026

Bates Securities, Inc.
Exemption Report
January 31, 2026

Bates Securities, Inc., ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period February 1, 2025 through January 31, 2026, without exception.

I, George E. Bates, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____
George E. Bates, President

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, Indiana 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

To the Board of Directors and Stockholder
Bates Securities, Inc.

In connection with my audit of the financial statements and supplemental information of Bates Securities, Inc., (the "Firm") for the year ended January 31, 2026, I will issue my report thereon dated April 29, 2026. Professional standards require that I provide you with the following information related to my audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of engagement letter, I will advise management about the appropriateness of accounting policies and their application. The Firm's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted, and the application of existing accounting policies was not changed the year ended January 31, 2026**.** I noted no transactions entered into by the Firm during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Firm's financial condition and results, and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Firm during the year ended January 31, 2026, in its financial statements are described in Note 1 to the financial statements and relate to the policies the Firm uses to account for accounting policies and procedures. All significant and critical accounting policies and practices used by the Firm were considered appropriate to portrayal of the Firm's condition and results. There are no anticipated future events that I am aware of that might affect the determination of critical accounting policies or practices.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Firm does not have critical accounting estimates that were used in their preparation of their financial statements.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Firm or that otherwise appear to be unusual due to their timing, size or nature. I noted no significant unusual transactions during my audit.

Related-Party Relationships and Transactions

As part of my audit, I evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. I noted no related parties or related-party relationships or transactions that were previously undisclosed to me; significant related-party transactions that have not been approved in accordance with the Company's

policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Firm's Financial Reporting
Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. My responsibility under professional standards is to evaluate the qualitative aspects of the Firm's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of my evaluation and my conclusions to you. I have determined that the Firm's presentation of the financial statements and the related disclosures are in conformity with the applicable financial reporting framework as well as the form, arrangement, and content of the financial statements and accompanying notes.

Uncorrected and Corrected Misstatements
Professional standards require me to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. I found none during my audit procedures. If I did identify such misstatements, I would have presented a schedule that summarizes the uncorrected misstatements to management and any corrected misstatements, other than those that would be clearly trivial, that, in my judgment, may not have been detected except through my auditing procedures. In my judgment, I identified no misstatements that should have been corrected, either individually or in the aggregate, that would indicate matters that could have a significant effect on the Firm's financial reporting process.

Auditor's Report
In connection with the audit of the financial statements, I have provided you a draft of my auditor's report.

Exceptions to Exemption Provisions
In connection with my review of the Firm's Exemption Report, I did not identify any exceptions to the exemption provisions that would cause the Firm's assertions not to be fairly stated, in all material respects.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. I am pleased to report that no disagreements with management arose during the course of my audit.

Difficulties Encountered in Performing the Audit
I encountered no significant difficulties in dealing with management in performing and completing my audit.

Supplemental Information
Based on the regulatory requirements of SEC Rule 17a-5, the Firm presents in the audit report various supplemental information, that accompanies the financial statements. I subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on my audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of the Firm and is not intended to be, and should not be, used by anyone other than these specified parties.

Thomas Faust, CPA
Lafayette, Indiana
April 29, 2026